Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated July 15, 2011, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

IMMUCOR, INC.

a Georgia corporation

at

$27.00 NET PER SHARE

Pursuant to the Offer to Purchase dated July 15, 2011

by

IVD ACQUISITION CORPORATION

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Immucor, Inc., a Georgia corporation (“Immucor”), at a purchase price of $27.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Shareholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., ATLANTA, GEORGIA TIME, ON AUGUST 18, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Immucor. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Immucor (the “Merger”), with Immucor continuing as the surviving corporation in the Merger and a wholly owned indirect subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 19, 2011, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option (as defined in the Offer to Purchase) by Purchaser and Shares owned by Immucor or any direct or indirect wholly owned subsidiary of Immucor, and in each case not held on behalf of third parties and (ii) Shares owned by shareholders who validly exercise dissenters’ rights under Georgia law with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Immucor will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Financing Proceeds Condition (as described below), (iii) the HSR condition (as described below) and (iv) the governmental authority condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn at or prior to 5:00 p.m. (Atlanta, Georegia time) on August 18, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least 84% of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) must have received the proceeds of the commitments from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS”) and Citigroup Global Markets Inc. (“Citi” and, together with JPMCB and JPMS and any other lenders party to the Debt Commitment Letter (as defined in the Offer to Purchase) the “Debt Commitment Parties”) to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”) (or any alternative financing) and/or the Debt Commitment Parties (or the lenders party to a new commitment letter for any alternative financing) will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing). The HSR condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and any applicable consent or approvals pursuant to German antitrust or merger control laws have been obtained. Under the HSR Act, Sponsor and Immucor each intend to file a Premerger Notification and Report Form with the United States Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The governmental authority condition requires that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or Offer illegal, be in effect. The Offer also is subject to other conditions as described in the Offer to Purchase.

After careful consideration, Immucor’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of Immucor and the holders of Shares, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the Georgia Business Corporation Code (the “GBCC”), approve the Merger.

The Merger Agreement provides that the Purchaser must (i) if, at the initial Expiration Date, any condition to the Offer is not satisfied or waived, extend the Offer for up to ten business days (in increments of at least five business days); (ii) if, at any then-scheduled Expiration Date that is after the initial Expiration Date, any condition to the Offer is not satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five business days (or such longer period as the parties may agree) and (iii) extend the Offer (x) on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer and (y) on one occasion upon the request of Immucor for a period of time not to exceed ten business days if, within ten business days before any then-scheduled Expiration Date of the Offer, Immucor receives an Acquisition Proposal (as defined in the Offer to Purchase) or a Change of Recommendation (as defined in the Offer to Purchase) occurs; provided, however, that Purchaser shall not be required to extend the Offer beyond December 15, 2011 and any such extension beyond December 15, 2011 shall be subject to (a) Purchaser’s right to irrevocably and unconditionally terminate the Offer if at the then-scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (b) Immucor’s right (exercisable by delivering written notice to Parent and Purchaser no later than one day prior to the then-scheduled Expiration Date) to cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date if at such Expiration Date any condition to the Offer has not been satisfied or waived.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Immucor, Purchaser cannot, and Parent will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) amend or waive the Minimum Tender Condition, (iv) add to or impose conditions to the Offer, (v) extend the Expiration Date of the Offer, except as expressly provided in the Merger Agreement, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares; provided, however, with respect to clause (iii), Purchaser shall have the right to increase the Minimum Tender Condition, but only to the extent necessary to ensure that following an exercise of the Top-Up Option and purchase of the Shares pursuant to the Top-Up Option, Purchaser shall have purchased one Share more than 90% of the outstanding Shares on a fully-diluted basis. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Atlanta, Georgia time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; provided that if such Shares are direct registration Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. There is no procedure for guaranteed delivery in the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. (Atlanta, Georgia time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 13, 2011, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Immucor has provided Purchaser with Immucor’s shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Immucor’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger generally will be a taxable transaction to U.S. Holders for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income tax or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Banks and Brokerage Firms, Please Call: (212) 929-5500

Shareholders and All Others, Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 15, 2011